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News Release	No. 16-332
November 1, 2016

PLATINUM GROUP METALS CLOSES US$40 MILLION
BOUGHT DEAL FINANCING

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) announces that further to its press release of October 24, 2016 it has closed its public offering of common shares (the “Offering”). Pursuant to the Offering, the Company has issued 22,230,000 common shares (the “Shares”) at a price of US$1.80 per Share, for aggregate gross proceeds of US$40,014,000. A syndicate led by BMO Capital Markets, which also included RBC Capital Markets, acted as the underwriters and agreed to buy the Shares on a bought deal basis.

The net proceeds of the Offering will be used for (i) underground development and production ramp-up of the Project 1 Maseve Platinum Mine, (ii) working capital during start-up, (iii) repayment of all or a portion of the US$5 million second advance received by the Company under the amended and restated credit agreement dated October 11, 2016 between the Company and Sprott Resource Lending Partnership, among other lenders, and (iv) general corporate purposes.

The Offering was made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission (the "SEC") and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Quebec. A prospectus supplement relating to the Offering was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Quebec.

A copy of the prospectus supplement and base shelf prospectus relating to the Offering in Canada may be obtained by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca. A copy of the prospectus supplement and base shelf prospectus relating to the Offering in the United States may be obtained by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the operation of the Project 1 "Maseve" platinum mine and the exploration and feasibility engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo.

PLATINUM GROUP METALS LTD.	…2

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds of the Offering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company's use of proceeds of the Offering may differ from those indicated; additional financing requirements; the Company's ability to comply with the terms of its indebtedness; cash flow risks; risks of delays in the production ramp-up of Project 1; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, including the registration statement, base shelf prospectus and prospectus supplement relating to the Offering, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Platinum Group Metals Ltd., Vancouver
R. Michael Jones
President
Platinum Group Metals Ltd., Vancouver
Kris Begic
VP, Corporate Development
(604) 899-5450 / Toll Free: (866) 899-5450